UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-11665
JEFFERIES GROUP, INC.
CIK 0000717867
 (Exact name of registrant as specified in its charter)
11100 Santa Monica Blvd., 10th Floor, Los Angeles, California 90025, 310-914-1373
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Jefferies Group, Inc. (CIK 0000717867) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 17, 2006	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Explanatory Note:
This is a technical filing relating to the April 27, 1999 spin-off. This filing only relates to the issuer identified as CIK 0000717867.
Jefferies Group, Inc. (NYSE: JEF) with CIK 0001084580 continues to have its common stock registered pursuant to Section 12(b).